Exhibit 99.1

Amdocs Limited Reports Fourth Quarter Fiscal 2017 Results

Record Quarterly Revenue of $980M

Expects Fiscal 2018 GAAP Diluted EPS Growth of 3.0%-9.0% and Non-

GAAP Diluted EPS Growth of 4.0%-8.0% YoY

Additional $800M Share Repurchase Program Authorized

Quarterly Cash Dividend to be Raised From $0.22 to $0.25 Per Share,

Subject to Shareholder Approval at the January 2018 Annual Meeting

Fourth Quarter Fiscal 2017 Highlights

•	Revenue of $980 million, slightly above the midpoint of the $955-$995 million guidance range including a positive impact from foreign currency movements of approximately $9 million relative to the third quarter of fiscal 2017

•	GAAP diluted EPS of $0.73, above the mid-point of the $0.68-$0.76 guidance range

•	Non-GAAP diluted EPS of $0.94, at the mid-point of the $0.91-$0.97 guidance range

•	GAAP operating income of $132 million; GAAP operating margin of 13.5%

•	Non-GAAP operating income of $168 million; non-GAAP operating margin of 17.2%

•	Free cash flow of $165 million, comprised of cash flow from operations of $199 million, less $34 million in net capital expenditures and other

•	Twelve-month backlog of $3.25 billion, up $30 million sequentially

•	Quarterly cash dividend of $0.22 per share to be paid on January 19, 2018

•	The board of directors has approved a share repurchase plan authorizing the repurchase of up to $800 million of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of September 30, 2017, provided for up to $256 million of remaining repurchase authority

•	The board of directors also approved an increase in the Company’s quarterly cash dividend payment from $0.22 per share to $0.25 per share, anticipated to be paid in April 2018, subject to shareholder approval at the January 2018 annual meeting

ST. LOUIS – November 8, 2017 – Amdocs Limited (NASDAQ: DOX) today reported operating results for the three and twelve months ended September 30, 2017.

“We are pleased to deliver solid operating results in Q4, which included another quarter of record revenue and sequential growth across North America, Europe and Rest of World. At the same time, we maintained stable operating profitability as we successfully balanced project delivery with the launch of innovative product offerings in areas such as artificial intelligence and network functions virtualization. Overall, our fourth quarter wrapped up a successful fiscal 2017 for Amdocs in which we delivered full year non-GAAP diluted earnings per share growth of 6.4% and free cash flow generation of more than $500 million,” said Eli Gelman, president and chief executive officer of Amdocs Management Limited.

Gelman continued, “We sustained our high win rate in Q4 as we secured several modernization awards and increased our footprint with highly strategic customers. Earlier in the quarter, we were proud to announce that Altice USA has selected Amdocs to help accelerate the migration of key support systems to a single platform that will simplify and modernize its technology and improve the customer experience it provides. We were also delighted to enter a long-term services contract with Bharti Airtel, India’s largest telecommunications service provider, under which Amdocs will act as Airtel’s strategic partner to deploy machine learning and advanced artificial intelligence capabilities and to deliver a world class experience to its customers.”

Gelman concluded, “Looking ahead, we expect to deliver full year non-GAAP diluted earnings per share growth of 4.0% to 8.0% and revenue growth of 0% to 4.0% in fiscal 2018. This outlook reflects the visibility provided by our record 12-month backlog, and incorporates our strong momentum in the North American Pay TV market, tempered by some slowdown in AT&T’s discretionary spending plans as we discussed last quarter. Additionally, we remain committed to the proactive and disciplined return of capital to shareholders. In support of this, our Board has today authorized an additional shareholder repurchase plan of $800 million, and agreed to raise the quarterly dividend payment by nearly 14% to 25 cents per share, subject to shareholders approval at the annual meeting in January 2018.”

Revenue

Revenue for the fourth fiscal quarter ended September 30, 2017 was $979.7 million, up 1.3% or $13.0 million sequentially from the third fiscal quarter of 2017 and up 4.2% as compared to last year’s fourth fiscal quarter. Revenue for the fourth fiscal quarter of 2017 includes a positive impact from foreign currency movements of approximately $9 million relative to the third quarter of fiscal 2017. Revenue was slightly below the midpoint of Amdocs’ guidance, excluding foreign currency movements.

For the fiscal year ended September 30, 2017, revenue increased by 4.0% to $3.9 billion.

Net Income and Earnings Per Share

The Company’s GAAP net income for the fourth quarter of fiscal 2017 was $107.2 million, or $0.73 per diluted share, compared to GAAP net income of $95.7 million, or $0.64 per diluted share, in the prior fiscal year’s fourth quarter. Net income on a non-GAAP basis was $137.4 million, or $0.94 per diluted share, compared to non-GAAP net income of $132.4 million, or $0.89 per diluted share, in the fourth quarter of fiscal 2016.

The Company’s GAAP net income in fiscal 2017 was $436.8 million, or $2.96 per diluted share, compared to GAAP net income of $409.3 million, or $2.71 per diluted share, in fiscal 2016. Fiscal 2017 net income on a non-GAAP basis was $560.6 million, or $3.80 per diluted share, compared to non-GAAP net income of $540.1 million, or $3.57 per diluted share, in fiscal 2016.

Returning Cash to Shareholders

•	Quarterly Cash Dividend Program: On November 8, 2017, the Board approved the Company’s next quarterly cash dividend payment of $0.22 per share and set December 29, 2017 as the record date for determining the shareholders entitled to receive the dividend, which will be payable on January 19, 2018. The Board also approved an increase in the Company’s quarterly cash dividend payment to $0.25 per share, which is anticipated to be paid in April 2018, provided that the increase is approved by shareholders at the January 2018 annual general meeting of shareholders.

•	Share Repurchase Activity: Repurchased $90 million of ordinary shares during the fourth quarter of fiscal 2017. The board of directors has approved a share repurchase plan authorizing the repurchase of up to $800 million of ordinary shares at the company’s discretion; this plan has no expiration date and is in addition to the current authorization, which, as of September 30, 2017, provided for up to $256 million of remaining repurchase authority.

Twelve-month Backlog

Twelve-month backlog, which includes anticipated revenue related to contracts, estimated revenue from managed services contracts, letters of intent, maintenance and estimated on-going support activities, was $3.25 billion at the end of the fourth quarter of fiscal 2017, up $30 million from the end of the prior quarter.

First Quarter Fiscal 2018 Outlook

•	Revenue of approximately $960-$1,000 million, including an immaterial sequential impact from foreign currency fluctuations as compared to the fourth quarter of fiscal 2017

•	Diluted GAAP EPS of approximately $0.66-$0.74

•	Diluted non-GAAP EPS of approximately $0.94-$1.00, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.09-$0.10 per share of equity-based compensation expense, net of related tax effects.

Full Year Fiscal 2018 Outlook

•	Expects revenue growth of 0.0%-4.0% year-over-year as reported

•	Expects revenue growth of (1.0%)-3.0% year-over-year on a constant currency basis

•	GAAP diluted earnings per share growth of roughly 3.0-9.0% year-over-year

•	Non-GAAP diluted earnings per share growth of roughly 4.0%-8.0% year-over-year, excluding amortization of purchased intangible assets and other acquisition-related costs and approximately $0.28-$0.32 per share of equity-based compensation expense, net of related tax effects

Our first fiscal quarter 2018 and full year fiscal 2018 outlook takes into consideration the company’s expectations regarding macro and industry specific risks and various uncertainties and certain assumptions that we will discuss on our earnings conference call. However, Amdocs notes market dynamics continue to shift rapidly and that it cannot predict all possible outcomes, including those resulting from AT&T’s proposed merger with Time Warner, or from other current and potential customer consolidation activity in North America.

Conference Call Details

Amdocs will host a conference call on November 8, 2017 at 5:00 p.m. Eastern Time to discuss the Company’s fourth fiscal quarter and fiscal year 2017 results. To participate, please dial +1 (844) 513-7152, or +1 (508) 637-5600 outside the United States, approximately 15 minutes before the call and enter passcode 94145412. The call will also be carried live on the Internet via the Amdocs website, www.amdocs.com.

Non-GAAP Financial Measures

This release includes non-GAAP diluted earnings per share and other non-GAAP financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth. These non-GAAP measures exclude the following items:

•	amortization of purchased intangible assets and other acquisition-related costs;

•	changes in fair value of certain acquisition-related liabilities;

•	equity-based compensation expense; and

•	tax effects related to the above.

These non-GAAP financial measures are not in accordance with, or an alternative for, generally accepted accounting principles and may be different from non-GAAP financial measures used by other companies. In addition, these non-GAAP financial measures are not based on any comprehensive set of accounting rules or principles. Amdocs believes that non-GAAP financial measures have limitations in that they do not reflect all of the amounts associated with Amdocs’ results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate Amdocs’ results of operations in conjunction with the corresponding GAAP measures.

Amdocs believes that the presentation of non-GAAP diluted earnings per share and other financial measures, including free cash flow, non-GAAP cost of revenue, non-GAAP research and development, non-GAAP selling, general and administrative, non-GAAP operating income, non-GAAP operating margin, non-GAAP income taxes, non-GAAP effective tax rate, non-GAAP net income and non-GAAP diluted earnings per share growth when shown in conjunction with the corresponding GAAP measures, provides useful information to investors and management regarding financial and business trends relating to its financial condition and results of operations, as well as the net amount of cash generated by its business operations after taking into account capital spending required to maintain or expand the business.

For its internal budgeting process and in monitoring the results of the business, Amdocs’ management uses financial statements that do not include amortization of purchased intangible assets and other acquisition-related costs, changes in fair value of certain acquisition-related liabilities, equity-based compensation expense and related tax effects. Amdocs’ management also uses the foregoing non-GAAP financial measures, in addition to the corresponding GAAP measures, in reviewing the financial results of Amdocs. In addition, Amdocs believes that significant groups of investors exclude these items in reviewing its results and those of its competitors, because the amounts of the items between companies can vary greatly depending on the assumptions used by an individual company in determining the amounts of the items.

Amdocs further believes that, where the adjustments used in calculating non-GAAP diluted earnings per share are based on specific, identified amounts that impact different line items in the Consolidated Statements of Income (including cost of revenue, research and development, selling, general and administrative, operating income, income taxes and net income), it is useful to investors to understand how these specific line items in the Consolidated Statements of Income are affected by these adjustments. Please refer to the Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP tables below.

Supporting Resources

•	Keep up with Amdocs news by visiting the company’s website

•	Subscribe to Amdocs’ RSS Feed and follow us on Twitter, Facebook, LinkedIn and YouTube

About Amdocs

Amdocs is a leading software and services provider to the world’s most successful communications and media companies. As our customers reinvent themselves, we enable their digital and network transformation through innovative solutions, delivery expertise and intelligent operations. Amdocs and its 25,000 employees serve customers in over 85 countries. Listed on the NASDAQ Global Select Market, Amdocs had revenue of $3.9 billion in fiscal 2017.

For more information, visit Amdocs at www.amdocs.com.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs’ growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs’ ability to grow in the business markets that it serves, Amdocs’ ability to successfully integrate acquired businesses, adverse effects of market competition, rapid technological shifts that may render the company’s products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. Amdocs may elect to update these forward-looking statements at some point in the future; however, Amdocs specifically disclaims any obligation to do so. These and other risks are discussed at greater length in Amdocs’ filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F for the fiscal year ended September 30, 2016 filed on December 12, 2016 and our Form 6-K furnished for the first quarter of fiscal 2017 on February 13, 2017, for the second quarter of fiscal 2017 on May 22, 2017 and for the third quarter of fiscal 2017 on August 14, 2017.

Contact:

Matthew Smith

Head of Investor Relations

Amdocs

314-212-8328

E-mail: dox_info@amdocs.com

AMDOCS LIMITED

Consolidated Statements of Income

(In thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenue	$979,724	$940,656	$3,867,155	$3,718,229
Operating expenses:
Cost of revenue	636,445	611,107	2,507,656	2,408,040
Research and development	64,686	61,043	259,097	252,292
Selling, general and administrative	120,237	117,030	472,778	464,883
Amortization of purchased intangible assets and other	26,309	32,979	110,291	109,873

	847,677	822,159	3,349,822	3,235,088

Operating income	132,047	118,497	517,333	483,141
Interest and other (expense) income, net	(2,342)	649	(4,421)	1,557

Income before income taxes	129,705	119,146	512,912	484,698
Income taxes	22,496	23,437	76,086	75,367

Net income	$107,209	$95,709	$436,826	$409,331

Basic earnings per share	$0.74	$0.65	$2.99	$2.74

Diluted earnings per share	$0.73	$0.64	$2.96	$2.71

Basic weighted average number of shares outstanding	144,764	147,281	146,017	149,168

Diluted weighted average number of shares outstanding	146,141	148,984	147,431	151,176

Cash dividends declared per share	$0.220	$0.195	$0.855	$0.755

AMDOCS LIMITED

Selected Financial Metrics

(In thousands, except per share data)

	Three months ended		Fiscal year ended
	September 30,		September 30,
	2017	2016	2017	2016
Revenue	$979,724	$940,656	$3,867,155	$3,718,229
Non-GAAP operating income	168,197	161,078	665,472	635,714
Non-GAAP net income	137,419	132,360	560,590	540,116
Non-GAAP diluted earnings per share	$0.94	$0.89	$3.80	$3.57
Diluted weighted average number of shares outstanding	146,141	148,984	147,431	151,176

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Three months ended September 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$636,445	$—	$(4,481)	$—	$631,964
Research and development	64,686	—	(822)	—	63,864
Selling, general and administrative	120,237	—	(4,538)	—	115,699
Amortization of purchased intangible assets and other	26,309	(26,309)	—	—	—

Total operating expenses	847,677	(26,309)	(9,841)	—	811,527

Operating income	132,047	26,309	9,841	—	168,197

Income taxes	22,496	—	—	5,940	28,436

Net income	$107,209	$26,309	$9,841	$(5,940)	$137,419

	Three months ended September 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$611,107	$—	$(4,802)	$—	$606,305
Research and development	61,043	—	(929)	—	60,114
Selling, general and administrative	117,030	—	(3,871)	—	113,159
Amortization of purchased intangible assets and other	32,979	(32,979)	—	—	—

Total operating expenses	822,159	(32,979)	(9,602)	—	779,578

Operating income	118,497	32,979	9,602	—	161,078

Income taxes	23,437	—	—	5,930	29,367

Net income	$95,709	$32,979	$9,602	$(5,930)	$132,360

AMDOCS LIMITED

Reconciliation of Selected Financial Metrics from GAAP to Non-GAAP

(In thousands)

	Fiscal year ended September 30, 2017
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Changes in fair value of certain acquisition- related liabilities	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,507,656	$—	$(19,215)	$6,691	$—	$2,495,132
Research and development	259,097	—	(3,536)	—	—	255,561
Selling, general and administrative	472,778	—	(21,788)	—	—	450,990
Amortization of purchased intangible assets and other	110,291	(110,291)	—	—	—	—

Total operating expenses	3,349,822	(110,291)	(44,539)	6,691	—	3,201,683

Operating income	517,333	110,291	44,539	(6,691)	—	665,472

Income taxes	76,086	—	—	—	24,375	100,461

Net income	$436,826	$110,291	$44,539	$(6,691)	$(24,375)	$560,590

	Fiscal year ended September 30, 2016
		Reconciliation items
	GAAP	Amortization of purchased intangible assets and other	Equity based compensation expense	Tax effect	Non-GAAP
Operating expenses:
Cost of revenue	$2,408,040	$—	$(18,249)	$—	$2,389,791
Research and development	252,292	—	(3,742)	—	248,550
Selling, general and administrative	464,883	—	(20,709)	—	444,174
Amortization of purchased intangible assets and other	109,873	(109,873)	—	—	—

Total operating expenses	3,235,088	(109,873)	(42,700)	—	3,082,515

Operating income	483,141	109,873	42,700	—	635,714

Income taxes	75,367	—	—	21,788	97,155

Net income	$409,331	$109,873	$42,700	$(21,788)	$540,116

AMDOCS LIMITED

Condensed Consolidated Balance Sheets

(In thousands)

	As of
	September 30, 2017	September 30, 2016
ASSETS
Current assets
Cash, cash equivalents and short-term interest-bearing investments	$979,608	$1,095,723
Accounts receivable, net, including unbilled of $229,695 and $134,122, respectively	865,068	818,531
Prepaid expenses and other current assets	203,810	186,137

Total current assets	2,048,486	2,100,391
Equipment and leasehold improvements, net	355,685	331,728
Goodwill and other intangible assets, net	2,398,535	2,493,166
Other noncurrent assets	476,674	406,070

Total assets	$5,279,380	$5,331,355

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable, accruals and other	$1,059,855	$992,679
Short-term financing arrangements	—	200,000
Deferred revenue	113,091	173,331

Total current liabilities	1,172,946	1,366,010
Other noncurrent liabilities	532,364	511,784
Shareholders’ equity	3,574,070	3,453,561

Total liabilities and shareholders’ equity	$5,279,380	$5,331,355

AMDOCS LIMITED

Consolidated Statements of Cash Flows

(In thousands)

	Fiscal year ended September 30,
	2017	2016
Cash Flow from Operating Activities:
Net income	$436,826	$409,331
Reconciliation of net income to net cash provided by operating activities:
Depreciation and amortization	214,885	211,791
Equity-based compensation expense	44,539	42,700
Deferred income taxes	6,551	(2,315)
Excess tax benefit from equity-based compensation	(4,666)	(6,913)
Loss from short-term interest-bearing investments	9	407
Net changes in operating assets and liabilities, net of amounts acquired:
Accounts receivable	(41,075)	(70,859)
Prepaid expenses and other current assets	11,002	(11,164)
Other noncurrent assets	(52,667)	2,587
Accounts payable, accrued expenses and accrued personnel	72,049	59,982
Deferred revenue	(50,230)	(49,828)
Income taxes payable	(15,145)	10,112
Other noncurrent liabilities	14,034	24,403

Net cash provided by operating activities	636,112	620,234

Cash Flow from Investing Activities:
Payments for purchase of equipment and leasehold improvements, net	(133,392)	(130,086)
Proceeds from sale of short-term interest-bearing investments	278,066	361,960
Purchase of short-term interest-bearing investments	(281,983)	(370,742)
Net cash paid for acquisitions	(18,064)	(283,450)
Other	(29,940)	(18,533)

Net cash used in investing activities	(185,313)	(440,851)

Cash Flow from Financing Activities:
Borrowings under financing arrangements	200,000	200,000
Payments under financing arrangements	(400,000)	(220,000)
Repurchase of shares	(340,597)	(413,422)
Proceeds from employee stock options exercised	87,586	89,600
Payments of dividends	(121,503)	(109,304)
Excess tax benefit from equity-based compensation and other	4,666	6,830

Net cash used in financing activities	(569,848)	(446,296)

Net decrease in cash and cash equivalents	(119,049)	(266,913)
Cash and cash equivalents at beginning of period	768,660	1,035,573

Cash and cash equivalents at end of period	$649,611	$768,660

AMDOCS LIMITED

Supplementary Information

(In millions)

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
North America	$644.1	$637.9	$636.3	$628.0	$626.2
Europe	129.8	125.2	115.4	118.5	118.9
Rest of the World	205.8	203.6	214.3	208.2	195.6

Total Revenue	$979.7	$966.7	$966.0	$954.7	$940.7

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Managed Services Revenue	$503.8	$496.3	$511.1	$494.2	$478.5

	Three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Customer Experience Systems	$967.7	$954.8	$948.6	$937.9	$924.9
Directory	12.0	11.9	17.4	16.8	15.8

Total Revenue	$979.7	$966.7	$966.0	$954.7	$940.7

	As of
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
12-Month Backlog	$3,250	$3,220	$3,210	$3,180	$3,170

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